EVERGREEN INVESTMENTS ADDS SECOND GMO FUND TO FUND LINE-UP


BOSTON -- Expanding its mutual fund offerings for clients, Evergreen Investments today announced the adoption of a second mutual fund managed by GMO - the Pelican Fund. Subject to requisite shareholder and regulatory approvals, the Fund will be renamed Evergreen Large Cap Value Fund and will join the Evergreen Investments' family of funds.

"The adoption of the Pelican Fund presents a unique opportunity to add to our already strong asset management expertise and broaden the depth and breadth of our product line," said Dennis Ferro, President and Chief Investment Officer of Evergreen Investments. "The Fund's distinctive blend of fundamental security selection augmented by proprietary quantitative tools and risk management makes it a nice complement to our line-up of domestic value equity products."

Also subject to requisite shareholder and regulatory approvals, GMO will retain its current role as the Fund's manager. The Fund's investment style is not expected to change.

"We are happy to expand our relationship with Evergreen, and provide GMO's investment solutions and capabilities to Evergreen shareholders while maintaining our focus on our core competency of managing assets for institutional clients. This Fund's strategy brings a unique approach intended to generate superior risk adjusted returns, as it is based on GMO's quantitative and traditional security analysis," said Tony Ryan, head of global client relations and sales at GMO.


"GMO's strength in quantitative analysis and institutional asset management is well known," said Bill Ennis, President and Chief Executive Officer of Evergreen Investments. "By adding the Pelican Fund to our investment lineup we look to leverage GMO's strengths in new markets and grow our U.S. Value equity assets."

                                    - more -

GMO's investment team responsible for managing the fund, led by Ed Choi, believes that the market is inefficient, and that a portfolio of stocks with low expectations but sound fundamentals will, as profitability and/or perception improve, substantially outperform the broad market. In addition, by understanding risk in both absolute and relative terms, the team strives to construct a portfolio with below market risk. Through rigorous research, GMO's team identifies and exploits undervalued stocks. This group's strategy is driven by stock selection, with a focus on identifying value in large companies based on fundamental economic principles, including perceived financial, operational and management strength.


Evergreen Investments recently announced the adoption of the GMO Global Balanced Allocation Fund, which was renamed the Evergreen Asset Allocation Fund.

After filing definitive proxy materials with the SEC, the Fund will mail prospectus/proxy statements relating to the transaction to shareholders on November 8, 2002. Shareholders are urged to read the prospectus/proxy statement as it contains important information. The proxy statement and other relevant documents are also available at no charge from the SEC's web site at www.sec.gov. This document does not constitute an offer of any securities for sale.


About Evergreen Investments

Evergreen  Investments is the brand name under which Wachovia Corporation (NYSE:
WB) conducts its investment management business and is a leading asset management firm serving more than four million individual and institutional investors through a broad range of investment products. Led by 350 investment professionals, Evergreen Investments strives to meet client investment objectives through disciplined, team-based asset management. Today, Evergreen Investments manages more than $215 billion in assets.

About GMO

GMO is an independent, global investment management firm servicing clients in the corporate, public, endowment and foundation marketplace. Founded in 1977 on the philosophy of value-oriented investing and constant innovation, GMO has grown to become one of the world's premier asset management firms. Based in Boston, the firm also oversees offices in London, Sydney, and San Francisco and employs approximately 230 people worldwide. GMO currently manages over $26 billion in client assets using both traditional and quantitative investment techniques. Their institutional services include portfolio strategies investing in equities, fixed income and real estate in the U.S., developed international and emerging markets. Additional information on GMO is available at www.gmo.com.

For more information on Evergreen Funds, call your financial advisor for a prospectus. The prospectus provides more complete information about the fund, including charges, expenses, and other ongoing fees. Please read it carefully before you invest or send money. Evergreen mutual funds are distributed by Evergreen Distributor, Inc. 90 Park Avenue, 10th Floor, New York, NY 10016.


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